June 27, 2001




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have read Item 4 of Form 8-K, which was filed on or about June 26, 2001 by NetWolves Corporation and are in agreement with the statements contained therein. We have no basis to agree or disagree with respect to the statements regarding the engagement of Andersen LLP.

Very truly yours,

/s/ Richard A. Eisner & Company, LLP
Richard A. Eisner & Company, LLP